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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH ENDED JULY 31, 2002


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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's Name into English)


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                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

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        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).


                      Form 20-F    X     Form 40-F
                               ---------          ---------


                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934).


                           Yes           No     X
                               ---------    ---------


      If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-
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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         July 26, 2002

                                    BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.


                                         By:/s/   Pedro Toll
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                                                  Pedro Toll
                                                General Manager

                                INDEX OF EXHIBITS

Exhibit 99.(I) -  Press Release dated July 25, 2002 regarding market activity.